Mail Stop 4561

March 12, 2008

Jeffrey A. Green
President and Chief Executive Officer
DATATRAK International, Inc.
6150 Parkland Boulevard
Mayfield Heights, Ohio 44124

      Re: **DATATRAK International, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 16, 2007
              File No. 1-33688

Dear Mr. Green:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief